EXHIBIT (12) - Computation of Ratio of Earnings to Fixed Charges

The Boeing Company and Subsidiaries

(Dollars in millions)

Year ended December 31,	2004	2003	2002	2001	2000
Earnings before federal taxes on income	$1,960	$500	$3,143	$3,564	$2,999
Fixed charges excluding capitalized interest	735	777	704	698	481
Amortization of previously capitalized interest	48	53	55	65	71
Net adjustment for earnings from affiliates	27	103	385	11	(44)

Earnings available for fixed charges	$2,770	$1,433	$4,287	$4,338	$3,507

Fixed charges:
Interest expense	685	716	$639	$650	$445
Interest capitalized during the period	77	72	80	80	82
Rentals deemed representative of an interest factor	50	61	65	48	36

Total fixed charges	$812	$849	$784	$778	$563

Ratio of earnings to fixed charges	3.4	1.7	5.5	5.6	6.2